SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

 SCHEDULE 13E-3

(Amendment No. 3)

RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e)

OF THE SECURITIES EXCHANGE ACT OF 1934

JAGGED PEAK, INC.

(NAME OF THE ISSUER)

Jagged Peak, Inc.

SP Jagged Peak, LLC

Singapore Post Limited

Paul Demirdjian

Primrose Demirdjian

Vincent Fabrizzi

Daniel Furlong

(Names of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

47008R 10 3 (Common Stock)

(CUSIP Number of Class of Securities)

Jagged Peak, Inc.

Attn: Paul Demirdjian

3000 Bayport Drive, Suite 250

Tampa FL 33607

813-637-6900 Ext. 225

(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Persons Filing Statement)

With copies to

Gregory C. Yadley, Esq.

Shumaker, Loop & Kendrick, LLP

101 E. Kennedy Blvd., Suite 2800

Tampa, FL 33602

(813) 229-7600

Brad Rock

DLA Piper LLP

555 Mission Street, Suite 2400

San Francisco, CA 94105

 (415) 836-2598

 This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:     ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:   ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee*
$21,943,187	$2,210

*

In accordance with Exchange Act Rule 0-11(c), the filing fee of $2,210 was determined by multiplying the aggregate Merger Consideration of $21,943,187 by .0001007. The aggregate Merger Consideration was calculated based on the sum of (A) 18,329,074 shares of Common Stock multiplied by $1.08 per share; (B) options to purchase 2,150,000 shares of Common Stock with an exercise price of $0.125 per share multiplied by $0.955 (the difference between $1.08 and the exercise price of $0.125 per share); (C) options to purchase 100,000 shares of Common Stock with an exercise price of $0.25 per share multiplied by $0.83 (the difference between $1.08 and the exercise price of $0.25 per share); and (D) warrants to purchase 10,782 shares of Common Stock with an exercise price of $0.01 per share multiplied by $1.07 (the difference between $1.08 and the exercise price of $0.01 per share).

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

☒	Amount Previously Paid: $2,210	Filing Party: Jagged Peak, Inc.
	Form or Registration No.: Proxy Statement on Schedule 14A	Date Filed: November 20, 2015

Introduction

This Amendment No. 3 to Rule 13E-3 Transaction Statement, together with the exhibits hereto (this “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by: (i) Jagged Peak, Inc. (the “Company”), a Nevada corporation and the issuer of the shares of common stock, par value $0.001 per share (the “Common Stock”) that are subject to the Rule 13e-3 transaction; (ii) SP Jagged Peak LLC, a Delaware limited liability company (“SPJP” or “Parent”); (iii) Singapore Post Limited, a corporation organized under the laws of Singapore; (iv) Paul Demirdjian; (iv) Primrose Demirdjian; (v) Vincent Fabrizzi; and (vi) Daniel Furlong. Collectively, the persons filing this Transaction Statement are referred to as the “filing persons.” The joint filing of this Schedule 13E-3 by Singapore Post Limited should not be construed as an admission that SingPost is, for the purposes of sections 13(d) or 13(g) of the Act, the beneficial owner of any securities issued by the Company, or that Singapore Post Limited controls, is controlled by, or is under common control with the Company for purposes of the Securities Act of 1934, as amended, and the related rules.

This Transaction Statement relates to the Agreement and Plan of Merger, dated October 9, 2015 (as it may be amended from time to time, the “Merger Agreement”) among the Company, SPJP and a to-be-formed Nevada corporation that will be a majority-owned subsidiary of Parent (“Sub”). Pursuant to the Merger Agreement, if the Merger Agreement is approved by the Company stockholders at the special meeting to be held for that purpose and the other conditions to the closing of the merger are either satisfied or waived, Sub will be merged with and into the Company and each share of Common Stock outstanding at the effective time of the merger (other than certain shares as set forth in the Merger Agreement) will be cancelled and converted into the right to receive $1.08 minus an amount per share equal to the transaction expenses incurred by the Company divided by the total number of shares of Common Stock outstanding at the closing of the Merger on a fully-diluted basis (the “Merger”).

The Company’s Board of Directors (the “Board”) has (a) determined unanimously that the Merger Agreement and the Merger are desirable, advisable, and fair to and in the best interests of, the Company and its stockholders, (b) approved and adopted unanimously the Merger Agreement and the Merger, and (c) resolved unanimously to recommend that the Company’s stockholders vote “FOR” the proposal to adopt the Merger Agreement.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a definitive proxy statement (the “Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Board will solicit proxies from the stockholders of the Company to vote at the special meeting of stockholders to be held for the purpose of approving the Merger Agreement. The Proxy Statement is attached hereto as Exhibit (a)(1). A copy of the Merger Agreement is attached to the Proxy Statement as Appendix A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all Appendixes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3, and show the location within the Proxy Statement of the information required to be included in response to the items of Schedule 13E-3. Capitalized terms used but not defined in this Schedule 13E-3 have the meanings given to them in the Proxy Statement.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement was supplied by the Company. Similarly, all information concerning each other filing person contained in, or incorporated by reference into, this Transaction Statement was supplied by such filing person.

Item 1.       Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2.       Subject Company Information

(a)     Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

Jagged Peak, Inc.

3000 Bayport Drive, Suite 250

Tampa FL 33607

813-637-6900 Ext. 225

(b)     Securities. The subject class of equity securities is the Common Stock of the Company. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

(c)     Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Jagged Peak —Market Price of the Common Stock”

(d)     Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“The Merger Agreement—Conduct of Business Pending the Merger”

“Important Information Regarding Jagged Peak —Market Price of the Common Stock - Dividends”

(e)     Prior Public Offerings. None.

(f)      Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Jagged Peak —Transactions in Common Stock”

Item 3.       Identity and Background of Filing Person

(a)—(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“The Parties to the Merger”

“Important Information Regarding Jagged Peak”

“Important Information Regarding the Purchaser Group Members”

Item 4.       Terms of the Transaction

(a) (1)     Tender Offers. Not applicable.

(a) (2)     Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Purchaser Group Members’ Purpose and Reason for the Merger”

“Special Factors—Position of the Purchaser Group and Messrs. Furlong and Fabrizzi as to Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Payment for the Common Stock in the Merger”

“The Merger Agreement—Conditions to the Merger”

“Agreements Involving Common Stock – Rollover agreement”

Appendix A: Agreement and Plan of Merger

Appendix B: Rollover Agreement

(c)     Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Agreements Involving Common Stock – Voting Agreement”

“Agreements Involving Common Stock – Rollover Agreement”

“Advisory Vote on Merger Related Compensation”

(d)     Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Rights of Appraisal”

Appendix D: Sections 92A.300 through 92A.500 of the Nevada Revised Statutes

(e)     Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f)      Eligibility for Listing or Trading. Not applicable.

Item 5.       Past Contacts, Transactions, Negotiations and Agreements

(a) (1)—(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Agreements Involving Common Stock”

“Important Information Regarding Jagged Peak – Transactions in Common Stock”

“Important Information Regarding Jagged Peak – Transactions Between the Company and the Purchaser Group Members”

(b) – (c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Purchaser Group Members’ and Messrs. Furlong’s and Fabrizzi’s Purposes and Reasons for the Merger

“Special Factors—Position of the Purchaser Group and Messrs. Furlong and Fabrizzi as to Fairness of the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement”

“Agreements Involving Common Stock”

Appendix A: Agreement and Plan of Merger

(e)     Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement”

“Agreements Involving Common Stock”

“Important Information Regarding Jagged Peak – Transactions in Common Stock”

“Important Information Regarding Jagged Peak – Transactions Between the Company and the Purchaser Group Members”

Appendix A: Agreement and Plan of Merger

Appendix B: Rollover Agreement

Item 6.       Purposes of the Transaction and Plans or Proposals.

(b)     Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Agreements Involving Common Stock – Rollover Agreement”

(c) (1)-(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Purchaser Group Members’ and Messrs. Furlong’s and Fabrizzi’s Purposes and Reasons for the Merger”

“Special Factors—Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Agreements Involving Common Stock – Rollover agreement”

“Agreements Involving Common Stock – Key Stockholder Agreement”

“Important Information Regarding Jagged Peak—Dividends”

“Delisting and Deregistration of Common Stock”

Appendix A: Agreement and Plan of Merger

Appendix B: Rollover Agreement

Item 7.       Purposes, Alternatives, Reasons and Effects

(a)     Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors— Purchaser Group Members’ and Messrs. Furlong’s and Fabrizzi’s Purposes and Reasons for the Merger”

“Special Factors—Position of the Purchaser Group and Messrs. Furlong and Fabrizzi as to Fairness of the Merger”

(b)     Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

(c)     Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors— Purchaser Group Members’ and Messrs. Furlong’s and Fabrizzi’s Purposes and Reasons for the Merger”

“Special Factors—Certain Effects of the Merger”

(d)     Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors— Purchaser Group Members’ and Messrs. Furlong’s and Fabrizzi’s Purposes and Reasons for the Merger”

“Special Factors—Position of the Purchaser Group and Messrs. Furlong and Fabrizzi as to Fairness of the Merger”

“Special Factors – Plans for the Company After the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Financing”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Agreements Involving Common Stock – Rollover agreement”

“Agreements Involving Common Stock – Key Stockholder Agreement”

“Rights of Appraisal”

“Advisory Vote on Merger Related Compensation”

Appendix A: Agreement and Plan of Merger

Item 8.       Fairness of the Transaction

(a)—(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Opinion of Financial Advisor”

“Special Factors—Purchaser Group Members’ and Messrs. Furlong’s and Fabrizzi’s Purposes and Reasons for the Merger

“Special Factors—Position of the Purchaser Group and Messrs. Furlong and Fabrizzi as to Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

Appendix C: Opinion of C. Brett Cooper, CPA

(c)     Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(d)     Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Provisions for Unaffiliated Stockholders”

(e)     Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

(f)     Other Offers. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Background of the Merger”

Item 9.       Reports, Opinions, Appraisals and Certain Negotiations

(a)—(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Opinion of Financial Advisor”

“Where You Can Find Additional Information”

Appendix C: Opinion of C. Brett Cooper, CPA

The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours.

Item 10.     Source and Amounts of Funds or Other Consideration

(a)—(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Special Factors—Financing”

(c)     Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Fees and Expenses”

“The Merger Agreement—Fees and Expenses”

Item 11.     Interest in Securities of the Subject Company

(a)     Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding Jagged Peak—Security Ownership of Management and Certain Beneficial Owners”

(b)     Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Financing”

“Agreements Involving Common Stock”

“Important Information Regarding Jagged Peak—Transactions in Common Stock”

“Important Information Regarding Jagged Peak – Transactions Between the Directors and Executive Officers of the Company and the Purchaser Group Members”

Item 12.     The Solicitation or Recommendation

(d)     Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger”

“Special Factors—Purchaser Group Members’ and Messrs. Furlong’s and Fabrizzi’s Purposes and Reasons for the Merger”

“Special Factors—Position of the Purchaser Group and Messrs. Furlong and Fabrizzi as to Fairness of the Merger”

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“The Special Meeting—Required Vote”

“Agreements Involving Common Stock – Voting Agreement”

“Agreements Involving Common Stock – Rollover agreement”

(e)     Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Fairness of the Merger”

“Special Factors—Recommendation of the Board”

“Special Factors—Purchaser Group Members’ and Messrs. Furlong’s and Fabrizzi’s Purposes and Reasons for the Merger

“Special Factors—Position of the Purchaser Group and Messrs. Furlong and Fabrizzi as to Fairness of the Merger”

Item 13.     Financial Information

(a)     Financial Statements. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding Jagged Peak— Financial Statements and Supplementary Data for the Three and Nine Months Ended September 25, 2015”

“Important Information Regarding Jagged Peak— Financial Statements and Supplementary Data for Fiscal Years 2014 and 2013”

“Important Information Regarding Jagged Peak—Book Value Per Share”

“Where You Can Find Additional Information”

(b)     Pro Forma Information. Not applicable.

Item 14.     Persons/Assets, Retained, Employed, Compensated or Used

(a)-(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15.     Additional Information

(b)     Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Interests of the Company’s Directors and Executive Officers in the Merger”

“Advisory Vote on Merger Related Compensation”

(c)     Other Material Information. The information set forth in the Proxy Statement, including all Appendixes thereto, is incorporated herein by reference.

Item 16.     Exhibits

(a) (1) Definitive Proxy Statement of Jagged Peak, Inc. (incorporated by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on January 27, 2016, and incorporated herein by reference (the “Proxy Statement”)).

(a) (2) Form of Proxy Card (incorporated herein by reference to the Proxy Statement).

(a) (3) Letter to the Company Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (4) Notice of Special Meeting of Stockholders (incorporated herein by reference to the Proxy Statement).

(a) (5) The Company’s Current Report on Form 8-K, filed October, 9, 2015 (incorporated herein by reference).

(c) (1) Opinion of C. Brett Cooper, CPA●ABV, ASA, BVAL, Cr.FA, d/b/a Valuation & Litigation Solutions (incorporated herein by reference to Appendix C of the Proxy Statement).

 (c) (2) Board Presentation of C. Brett Cooper, CPA●ABV, ASA, BVAL, Cr.FA, d/b/a Valuation & Litigation Solutions.

(d) (1) Agreement and Plan of Merger, dated October 9, 2015, between the Company and Parent (incorporated herein by reference to Appendix A of the Proxy Statement).

(d) (2) Voting Agreement, dated as of October 9, 2015, by and among Parent and each of Paul Demirdjian, Primrose Demirdjian, Daniel Furlong and Vincent Fabrizzi (filed as Exhibit 10.1 to the Company’s Current Report on Form 8-K, filed October 9, 2015 and incorporated herein by reference).

(d) (3) Employment Agreement between the Company and Paul Demirdjian (filed as Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q, filed November 9, 2015 and incorporated herein by reference).

(d) (4) Consulting Agreement between the Company and Daniel Furlong (filed as Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q, filed November 9, 2015 and incorporated herein by reference).

(d)(5) Consulting Agreement between the Company and Vincent Fabrizzi (filed as Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q, filed November 9, 2015 and incorporated herein by reference).

(d)(6) Rollover Agreement among SP Jagged Peak LLC, Primrose Demirdjian and Paul Demirdjian (incorporated herein by reference to Appendix B of the Proxy Statement).

(f) Sections 92A.300 through 92A.500 of the Nevada Revised Statutes (incorporated herein by reference to Appendix D of the Proxy Statement).

SIGNATURE

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of January 27, 2016

JAGGED PEAK, INC.

	By:	/s/ Paul Demirdjian
	Name:	Paul Demirdjian
	Title:	Chief Executive Officer

SP JAGGED PEAK LLC

By:	/s/ Marcelo Wesseler
Name:	Marcelo Wesseler
Title:	President

SINGAPORE POST LIMITED

By:	/s/ Marcelo Wesseler
Name:	Marcelo Wesseler
Title:	Executive Vice President, eCommerce

PRIMROSE DEMIRDJIAN

/s/ Primrose Demirdjian
Primrose Demirdjian, individually

PAUL DEMIRDJIAN

/s/ Paul Demirdjian
Paul Demirdjian, individually

VINCENT FABRIZZI

/s/ Vincent Fabrizzi
Vincent Fabrizzi, individually

DANIEL FURLONG

/s/ Daniel Furlong
Daniel Furlong , individually